Filed Pursuant to Rule 433

Registration Statement No. 333-163671

September 29, 2010

Relating to Prospectus Supplement dated September 20, 2010

Final Term Sheet for Cash Offering of Republic of the Philippines

US$200,000,000 4.00% Global Bonds due 2021

Issuer	Republic of the Philippines
Issue currency	US$
Amount issued	US$200,000,000
Security type	Senior Unsecured Bonds
Coupon	4.00%
Coupon dates	January 15 and July 15
Maturity date	January 15, 2021
CUSIP	718286 BK2
Price to public	99.248%
Proceeds before expenses	US$198,396,000
Settlement date	October 6, 2010
Reference benchmark	Mid-market 10 year interpolated USD Swap Rate*
Benchmark yield	2.541%
Re-offer spread over benchmark	155 bps
Re-offer yield	4.091%
Denominations	US$100k/1k
Day count	30/360
Joint bookrunners	Citigroup Global Markets Inc., The Hongkong and Shanghai Banking Corporation Limited and UBS AG

*	as displayed on the Bloomberg IRSB18 screen

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi toll-free at 1-877-858-5407 or HSBC toll-free at 1-866-811-8049 or UBS AG toll-free at 1-877-827-6444 ext 561-3884.

The prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1030717/000119312510212607/d424b3.htm